SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.

6000 Central Highway

Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2018 and 2017

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of the year) as of December 31, 2018 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 1992.

Philadelphia, Pennsylvania

June 28, 2019

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

ASSETS	2018	2017

Investments at fair value	$110,002,963	$122,066,859
Investments at contract value	10,007,738	7,243,826
Total Investments	$120,010,701	$129,310,685
Receivables
Notes receivable from participants	4,835,639	4,652,343

NET ASSETS AVAILABLE FOR BENEFITS	$124,846,340	$133,963,028

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2018

Additions
Additions/(Decreases) to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(9,342,542)
Interest and dividend income	4,176,511
Total investment loss	(5,166,031)
Interest income on notes receivable from participants	236,575

Contributions
Employer	2,272,355
Participants	5,623,061
Participant rollovers	651,790

Total contributions	8,547,206

Total additions	3,617,750

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(14,184,426)
Administrative expenses	(584,412)

Total deductions	(14,768,838)

Net decrease in net assets before transfers	(11,151,088)

Transfer in from other plan	2,034,400

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(9,116,688)

Net assets available for benefits
Beginning of year	133,963,028

End of year	$124,846,340

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN

The following description of J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitation. For 2018, a participant’s tax-deferred contribution was limited to $18,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $6,000 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 28 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

●

A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2018, 60% of an employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

●

On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company. There was no such contribution in 2018.

●	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2018.

3. Participant Accounts

     Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN – Continued

4. Vesting

Participants are 100% vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5. Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or through a lump sum distribution, which will be subject to income taxes and may be subject to an additional tax due to early withdrawal.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal. The Plan has an annual required minimum distribution starting at age 70 ½ for non-employee participants and for active participants who own more than 5% of the Plan sponsor’s common stock.

6. Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by the Plan administrator. The interest rates range from 4.25% to 9.50%. Participants may request loans for a minimum of $1,000 up to 50% of their vested balance with a maximum to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant. Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed to be a distribution based upon the terms of the Plan document. Participants may have up to a maximum of three loans outstanding at any one time.

7. Forfeited Accounts

Forfeitures as of December 31, 2018 and 2017 were $17,696 and $31,638, respectively. Forfeitures are periodically used to pay plan expenses or offset employer contributions.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE A - DESCRIPTION OF THE PLAN – Continued

8.     Plan Administration

The plan incurred administrative expenses of $584,412, for the year ended December 31, 2018. The Plan sponsor has the option but not the obligation to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers and employees of the Plan sponsor for which they receive no compensation from the Plan nor is the Plan charged for these services. Additionally, the Plan sponsor incurs and pays additional expenses which are not charged to the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

Investments are reported at fair value with the exception of the Plan’s interest in the Separate Account Guaranteed Interest Contract (“SAGIC”), a diversified bond fund, which is reported at contract value and does not differ materially from fair value.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation/depreciation in fair value of investments. See note B4 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

4. Fair Value Measurements

The Plan’s investments (excluding the SAGIC investment referenced to above) are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;

●	quoted prices for identical or similar assets or liabilities in inactive markets;

●	inputs other than quoted prices that are observable for the asset or liability;

●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Registered Investment Company Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2018	Level 1	Level 2	Level 3
Common Stock Fund	$22,529,251	$22,529,251	$-	$-
Total Mutual Funds	87,473,712	87,473,712
Total investments measured at fair value	$110,002,963	$110,002,963	$-	$-

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2017	Level 1	Level 2	Level 3
Common Stock Fund	$25,870,409	$25,870,409	$-	$-
Total Mutual Funds	96,196,450	96,196,450
Total investments measured at fair value	$122,066,859	$122,066,859	$-	$-

The availability of observable market data is monitored to assess the appropriate classification of     financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2018 and 2017, there were no transfers into or out of levels 1, 2 or 3.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5. Payment of Benefits

   Benefits are recorded when paid.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

7. Administrative Expenses

Administrative expenses of the Plan are paid by the Plan and by the participants through an asset based charge. There are other costs associated with the Plan that are paid by the Company.

NOTE C – SEPARATE ACCOUNT GUARANTEED INVESTMENT CONTRACT

The Plan has entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract as of December 31, 2018 and 2017 was $10,007,738 and $7,243,826, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed investment contract does not allow the crediting interest rate to fall below zero percent. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The crediting interest rate was 4.02% and 3.43% at December 31, 2018 and 2017, respectively.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2018 and 2017

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2018 and 2017, investments include 153,609 and 168,079 shares of the Corporation's unitized stock fund valued at $22,529,251 and $25,870,409, respectively.

The SAGIC is an investment account of the Plan’s record-keeper. The Plan also permits notes receivable from participants. Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE E – TAX STATUS

The Plan is a Non-standardized 401(k) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by MassMutual Financial Group and adopted by the Company. The Prototype Plan obtained its latest opinion letter on February 19, 2015 in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan, as amended, is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examination by the Department of Labor and the Internal Revenue Service, of which there are none presently.

NOTE F - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company (“Reliance”) on May 1, 2015. Reliance acts as a directed or nondiscretionary trustee to plans in accordance with the terms of the individual trust agreement. As a “directed trustee” Reliance is subject to the “direction” of the plan fiduciary with respect to the management of the trust’s assets. Reliance serves as the custodian of the Plan’s assets and relies on the recordkeeping services MassMutual provides to the Plan for purposes of maintaining participant and plan level records of the trust’s assets.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE H – PLAN MERGER

On January 1, 2018, the Hill & Valley, Inc. Profit Sharing Plan, with assets of $2,034,400, was merged into the Plan. The stock of Hill & Valley, Inc. was acquired by a subsidiary of the Company in December 2016.

NOTE I –SUBSEQUENT EVENT

The Company has evaluated subsequent events through June 28, 2019, noting no other events that would require adjustment to, or disclosure in, the Plan’s financial statements.

SUPPLEMENTAL INFORMATION

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31,2018

Name of Plan	J & J Snack Foods Corp. 401(k) Profit Sharing Plan
Three-digit Plan Number	001
Employer Identification Number	221935537
Plan Sponsor’s Name	J & J Snack Foods Corp.

*
*
(a)	(b) Identity of issue, borrower, lessor, or similar party	( c ) Description of investment including maturity date, rate of interest	(d) Cost	(e) Current Value
		Collateral, par, or maturity value

*	MassMutual	Guaranteed Interest Account	**	10,007,738
*	MassMutual Premier	Holding Account - MF-G	**	886

	PIMCO DIVERSIFIED INC FUND	Registered Investment Company Mutual Fund	**	1,262,528
	VANGUARD LIFESTRATEGY CON GR FD	Registered Investment Company Mutual Fund	**	12,022,684
	VANGUARD LIFESTRATEGY MOD GR FD	Registered Investment Company Mutual Fund	**	8,440,059
	VANGUARD LIFESTRATEGY GROWTH FD	Registered Investment Company Mutual Fund	**	21,034,314
	VANGUARD LIFESTRATEGY INCOME FD	Registered Investment Company Mutual Fund	**	5,266,098
	VANGUARD TARGET RTRMNT 2055 FD	Registered Investment Company Mutual Fund	**	109,445
	VANGUARD TARGET RTRMNT 2060 FD	Registered Investment Company Mutual Fund	**	33,974
	AMERFUNDS INVST CO OF AMER FD	Registered Investment Company Mutual Fund	**	5,737,437
	VANGUARD VALUE INDEX FUND	Registered Investment Company Mutual Fund	**	3,237,437
	VANGUARD SMALL CAP INDEX FUND	Registered Investment Company Mutual Fund	**	2,748,318
	VANGUARD MID CAP INDEX FUND	Registered Investment Company Mutual Fund	**	485,907
	VANGUARD GROWTH INDEX FUND	Registered Investment Company Mutual Fund	**	10,165,401
	VANGUARD INTERM-TRM BND INDX FD	Registered Investment Company Mutual Fund	**	4,677,966
	AMERICAN FUNDS CAP INC BLDR FD	Registered Investment Company Mutual Fund	**	1,192,966
	VICTORY SYCAMORE ESTAB VAL FD	Registered Investment Company Mutual Fund	**	639,606
	VANGUARD 500 INDEX FUND	Registered Investment Company Mutual Fund	**	1,859,087
	VANGUARD TARGET RTRMNT INCOME FD	Registered Investment Company Mutual Fund	**	42,988
	VANGUARD TARGET RTRMNT 2015 FD	Registered Investment Company Mutual Fund	**	17,464
	VANGUARD TARGET RTRMNT 2020 FD	Registered Investment Company Mutual Fund	**	1,079,226
	VANGUARD TARGET RTRMNT 2025 FD	Registered Investment Company Mutual Fund	**	276,971
	VANGUARD TARGET RTRMNT 2030 FD	Registered Investment Company Mutual Fund	**	743,732
	VANGUARD TARGET RTRMNT 2035 FD	Registered Investment Company Mutual Fund	**	565,779
	VANGUARD TARGET RTRMNT 2040 FD	Registered Investment Company Mutual Fund	**	425,577
	VANGUARD TARGET RTRMNT 2045 FD	Registered Investment Company Mutual Fund	**	292,651
	VANGUARD TARGET RTRMNT 2050 FD	Registered Investment Company Mutual Fund	**	237,794
	AMERICAN FUNDS CAP WLD GR AND IN FD	Registered Investment Company Mutual Fund	**	4,877,417
*	J&J Snack Foods Corp Company Stock	Employer Securities	**	22,529,251
	Total Funds			120,010,701

*	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% - 9.50%		4,835,639

				124,846,340

	* Party-in-Interest
	** Cost Omitted all investments are participant directed

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*              Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Date: June 28, 2019	/s/ Dennis G. Moore

Dennis G. Moore Plan Administrator